Exhibit 99.1

Thomson Reuters Corporation

333 Bay Street, Suite 300

Toronto, Ontario M5H 2R2

Canada

Tel (647) 480-7000

March 3, 2021

British Columbia Securities Commission	Nova Scotia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Service, Newfoundland

    and Labrador

Office of the Superintendent of Securities, Yukon

Office of the Superintendent of Securities, Northwest Territories

Nunavut Securities Office

Toronto Stock Exchange

CDS Clearing and Depository Services Inc.

The Depository Trust Company

Re:	Thomson Reuters – Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), we advise the following:

Date of Meeting	June 9, 2021

Record Date for Notice and Voting	April 12, 2021

Beneficial Ownership Determination Date	April 12, 2021

Class of Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares

Whether the Meeting is a Special Meeting (as defined by NI 54-101)	No

Issuer Using Notice-and-Access for Registered Holders and Beneficial Owners	Yes

Issuer Sending Proxy-Related Materials Directly to Non-Objecting Beneficial Owners	No

Issuer Paying for Proximate Intermediaries to Send Proxy-Related Materials to Objecting Beneficial Owners	Yes

CUSIP	884903709

Notice-and-Access Stratification	Copies of the management proxy circular and other proxy-related materials will be electronically delivered to shareholders in accordance with existing requests

Sincerely,

/s/ Kathryn Ouellette

Kathryn Ouellette

Assistant Secretary